Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES INVESTMENT IN CANADA NICKEL COMPANY INC.

Toronto (December 29, 2023) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it acquired 19,600,000 units (“Units”) of Canada Nickel Company Inc. (TSX-V: CNC) (“Canada Nickel”) at a price of $1.18 per Unit for total consideration of approximately $23,128,000 from several sellers that acquired the Units in connection with an offering of flow-through Units by Canada Nickel (the “Share Purchases”). Each Unit was comprised of one common share of Canada Nickel (a “Common Share”) and 0.35 of one common share purchase warrant of Canada Nickel (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one Common Share at a price of $1.77 at any time prior to December 29, 2026, subject to acceleration of the expiry date upon the occurrence of certain events.

Agnico Eagle has spent approximately two years evaluating the critical minerals sector, focusing on Canada and the regions where it operates, where the Company believes it has a competitive advantage. Agnico Eagle’s investment in Canada Nickel represents an early stage investment in this growing sector. Canada Nickel’s large, prospective land package and portfolio of early-stage nickel-sulphide deposits are located in northern Ontario, in close proximity to Agnico Eagle’s operations in the Abitibi region of Ontario and Quebec. Canada Nickel’s Crawford Nickel-Cobalt Sulphide Project has a large nickel resource and is expected to have a low carbon footprint. Aligning with Agnico Eagle’s well-established strategy of early-stage project investments, this investment represents an opportunity to establish a presence in an emerging nickel belt and monitor both the project's progress and emerging technologies relevant to its development.

Prior to the Share Purchases, Agnico Eagle did not own any Common Shares. Following the Share Purchases, Agnico Eagle owns 19,600,000 Common Shares and 6,860,000 Warrants, representing approximately 12% of the issued and outstanding Common Shares on a non-diluted basis and 15.6% of the issued and outstanding Common Shares on a partially-diluted basis (assuming the exercise of the Warrants).

Concurrently with the Share Purchases, Agnico Eagle and Canada Nickel entered into an investor rights agreement, pursuant to which Agnico Eagle is entitled to certain rights, provided Agnico Eagle maintains certain ownership thresholds in Canada Nickel, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest in Canada Nickel at the time of such financing or acquire up to a 15.6% ownership interest, on a partially diluted basis, in Canada Nickel; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person to the board of directors of Canada Nickel.

Agnico Eagle acquired the Common Shares and the Warrants for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, common share purchase warrants or other securities of Canada Nickel or dispose of some or all of the Common Shares, common share purchase warrants or other securities of Canada Nickel that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Canada Nickel’s head office is located at 130 King Street West, Suite 1900, Toronto, Ontario M5X 1E3.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at December 29, 2023. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to: Agnico Eagle’s acquisition or disposition of securities of Canada Nickel in the future; the prospects of the critical minerals sector; the prospects and potential resources of Canada Nickel’s properties, including the Crawford Nickel-Cobalt Sulphide Project; and expectations regarding the carbon footprint and potential use of emerging technologies in respect of Canada Nickel’s properties.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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